

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

   Re: VeriFone Systems, Inc.
       Form 10-K for the Fiscal Year Ended October 31, 2014
       Filed December 17, 2014
       File No. 001-32465

Dear Mr. Rothman:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Matthew Crispino

              Matthew Crispino
              Staff Attorney

cc: Albert Liu, Esq.
    VeriFone Systems, Inc.